Term sheet No. 1454J
To underlying supplement No. 1 dated September 29, 2009,
product supplement J dated September 29, 2009,
prospectus supplement dated September 29, 2009
and prospectus dated September 29, 2009
Registration Statement No. 333-162195 Dated February 14, 2012; Rule 433
Deutsche Bank AG, London Branch
$    Capped Buffered Underlying Securities (BUyS) Linked to the S&P 500® Index due August 19*, 2013
General
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Capped Buffered Underlying Securities (BUyS) Linked to the S&P 500® Index due August 19*, 2013 (the “BUyS”) are designed for investors who seek a return at maturity of 150.00% of the appreciation, if any, of the S&P 500® Index (the “Index”), up to an Index Return Cap (as defined below) of 12.92%. Investors will not receive coupon and dividend payments during the term of the BUyS and should be willing to lose up to 100.00% of their initial investment if the Final Level is less than the Initial Level by an amount greater than the Buffer Level.  Any payment at maturity is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG due on or about August 19*, 2013.
•	Denominations of $1,000 (the “Face Amount”) and minimum initial investments of $1,000.
•	The BUyS are expected to price on or about February 14*, 2012 and are expected to settle on or about February 17*, 2012 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Index:	S&P 500® Index (Ticker: SPX)
Issue Price:	100% of the Face Amount
Payment at Maturity:	•
If the Final Level is greater than or equal to the Initial Level, you will receive a cash payment at maturity per $1,000 Face Amount of BUyS equal to the Face Amount plus the product of the Face Amount and the Index Return multiplied by the Participation Rate, subject to the Maximum Return, calculated as follows:

$1,000 + [$1,000 x the lesser of (i) the Index Return x Participation Rate and (ii) the Maximum Return]
	•	If the Final Level is less than the Initial Level by not more than the Buffer Level of 20.00%, you will receive a cash payment at maturity equal to $1,000 per $1,000 Face Amount of BUyS.
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If the Final Level is less than the Initial Level by an amount greater than the Buffer Level of 20.00%, you will lose 1.25% of the Face Amount of your BUyS for every 1% that the Final Level is less than the Initial Level in excess of 20.00%, and you will receive a cash payment at maturity per $1,000 Face Amount of BUyS, calculated as follows:
$1,000 + [$1,000 × (Index Return + Buffer Level) x Downside Participation Percentage]

You will lose some or all of your initial investment if the Index Return is negative and the Final  Level is less than the Initial Level by an amount greater than 20.00%. Any Payment at Maturity is subject to the credit of the Issuer.

Index Return:	Subject to the Index Return Cap, the Index Return, expressed as a percentage, will equal: Final Level – Initial Level Initial Level
(Key Terms continued on next page)
Investing in the BUyS involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page TS-6 of this term sheet.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the BUyS or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Total Discounts, Commissions and Fees(1)	Proceeds to Us
Per Security	$1,000.00	$	$
Total	$	$	$
(1)	For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” in this term sheet.
The agent for this offering is our affiliate. For more information see “Supplemental Underwriting Information (Conflicts of Interest)” in this term sheet.
The BUyS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities
February 14, 2012

(Key terms continued from previous page)
Initial Level:	To be determined on the Trade Date
Final Level:	The Index closing level on the Final Valuation Date
Buffer Level:	20.00%
Participation Rate:	150.00% upside participation
Downside Participation Percentage:	125.00% downside participation
Index Return Cap:	12.92%
Maximum Return:	19.38% (equal to the Participation Rate multiplied by the Index Return Cap)
Trade Date:	February 14*, 2012
Final Valuation Date†:	August 14*, 2013
Maturity Date†:	August 19*, 2013
Listing:	The BUyS will not be listed on any securities exchange.
CUSIP:	2515A1H46
ISIN:	US2515A1H469
* Expected.  In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the BUyS remains the same.

† Subject to postponement as described under “Description of Securities – Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

ADDITIONAL TERMS SPECIFIC TO THE BUYS

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You should read this term sheet together with underlying supplement No. 1 dated September 29, 2009, product supplement J dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these BUyS are a part and the prospectus dated September 29, 2009. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement No. 1 dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

•	Product supplement J dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200235/d424b21.pdf

•	Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

•	Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

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All references to “Initial Level” and “Final Level” in this term sheet shall be deemed to refer to “Initial Underlying Level” and “Final Underlying Level,” respectively, as used in the accompanying product supplement.

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This term sheet, together with the documents listed above, contains the terms of the BUyS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the BUyS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the BUyS.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.

What Is the Payment Amount on the BUyS at Maturity Assuming a Range of Performance for the Index?

The table below illustrates the Payment at Maturity per $1,000 Face Amount of BUyS for a hypothetical range of performance for the Index from -100.00% to +100.00% and assumes a Participation Rate of 150.00%, a Buffer Level of 20.00%, an Index Return Cap of 12.92%, a Maximum Return of 19.38%, a Downside Participation Percentage of 125.00% and an Initial Level of 1,350.00 (the actual Initial Level will be determined on the Trade Date). The following results are based solely on the hypothetical examples cited. You should consider carefully whether the BUyS are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Level	Percentage Change in Index	Index Return (%)	Payment at Maturity ($)	Return on BUyS (%)
2,700.00	100.00%	12.92%	$1,193.80	19.38%
2,362.50	75.00%	12.92%	$1,193.80	19.38%
2,025.00	50.00%	12.92%	$1,193.80	19.38%
1,687.50	25.00%	12.92%	$1,193.80	19.38%
1,524.42	12.92%	12.92%	$1,193.80	19.38%
1,485.00	10.00%	10.00%	$1,150.00	15.00%
1,377.00	2.00%	2.00%	$1,030.00	3.00%
1,363.50	1.00%	1.00%	$1,015.00	1.50%
1,350.00	0.00%	0.00%	$1,000.00	0.00%
1,215.00	-10.00%	-10.00%	$1,000.00	0.00%
1,147.50	-15.00%	-15.00%	$1,000.00	0.00%
1,080.00	-20.00%	-20.00%	$1,000.00	0.00%
945.00	-30.00%	-30.00%	$875.00	-12.50%
675.00	-50.00%	-50.00%	$625.00	-37.50%
337.50	-75.00%	-75.00%	$312.50	-68.75%
0.00	-100.00%	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: The level of the Index increases 10.00% from the Initial Level of 1,350.00 to the Final Level of 1,485.00. Because the Final Level is greater than the Initial Level and the Index Return of 10.00% multiplied by the Participation Rate of 150.00% does not exceed the hypothetical Maximum Return of 19.38%, the investor receives a Payment at Maturity of $1,150.00 per $1,000 Face Amount of BUyS, calculated as follows:

Payment at Maturity = $1,000.00 + ($1,000.00 x 10.00% x 150.00%) = $1,150.00

Example 2: The level of the Index increases 50.00% from the Initial Level of 1,350.00 to the Final Level of 2,025.00. Because the Final Level is greater than the Initial Level and the Index Return of 50.00% multiplied by the Participation Rate of 150.00% exceeds the hypothetical Maximum Return of 19.38%, the investor receives a Payment at Maturity of $1,193.80 per $1,000 Face Amount of BUyS, the maximum payment on the BUyS, calculated as follows:

Payment at Maturity = $1,000.00 + ($1,000.00 x 19.38%) = $1,193.80

Example 3: The level of the Index declines 10.00% from the Initial Level of 1,350.00 to the Final Level of 1,215.00. Although the Final Level is less than the Initial Level, because the Final Level is less than the Initial Level by not more than the Buffer Level of 20.00%, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of BUyS.

Example 4: The level of the Index declines 30.00% from the Initial Level of 1,350.00 to the Final Level of 945.00.  Because the Final Level is less than the Initial Level by an amount greater than the Buffer Level of 20.00%, the investor receives a Payment at Maturity of $875.00 per $1,000 Face Amount of BUyS, calculated as follows:

Payment at Maturity = $1,000.00 + [$1,000.00 x (-30.00% + 20.00%) x 125.00%] = $875.00

Selected Purchase Considerations

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THE APPRECIATION POTENTIAL OF THE BUYS IS LIMITED — You will not benefit from any appreciation of the Index beyond the Index Return Cap of 12.92%, and therefore the maximum payment you can receive is $1,193.80 for each $1,000 Face Amount of BUyS. Because the BUyS are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS — Payment at Maturity of the Face Amount of your BUyS is protected against a decline in the Final Level, as compared to the Initial Level, of up to the Buffer Level, subject to our ability to pay our obligations as they become due. If such percentage decline is more than the Buffer Level of 20.00%, for every 1.00% decline beyond the Buffer Level, you will lose 1.25% of the Face Amount of your BUyS, and you may lose up to your entire initial investment as a result.

•	RETURN LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX — The return on the BUyS, which may be positive or negative, is linked to the performance of the S&P 500® Index.

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is just a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500® Index” in the accompanying underlying supplement No. 1 dated September 29, 2009.

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TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the BUyS will be treated as prepaid financial contracts that are not debt for U.S. federal income tax purposes. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the maturity of your BUyS, other than pursuant to a sale or exchange, and (ii) your gain or loss on the BUyS should be capital gain or loss and should be long-term capital gain or loss if you have held the BUyS for more than one year. The Internal Revenue Service (the “IRS”) or a court may not agree with this treatment, however, in which case the timing and character of income or loss on your BUyS could be materially and adversely affected.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the BUyS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the BUyS, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the BUyS.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the BUyS.

For a discussion of certain German tax considerations relating to the BUyS, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the BUyS (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the BUyS involves significant risks. Investing in the BUyS is not equivalent to investing directly in the Index or in any of the components underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE BUYS MAY RESULT IN A LOSS — The BUyS do not guarantee any return of your initial investment. The return on the BUyS at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. If the Index Return is less than -20.00%, your investment will be exposed on a leveraged basis of 1.25% to each 1% by which the Index Return is less than -20.00%. Under these circumstances, you will lose some or all of your initial investment. Payment of any amount at maturity is subject to our ability to meet our obligations as they become due.

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THE RETURN ON YOUR BUYS IS LIMITED BY THE MAXIMUM RETURN — As a holder of the BUyS, you will not benefit from any appreciation of the Index beyond the Index Return Cap of 12.92%. Consequently, the BUyS are subject to a Maximum Return of 19.38% and your Payment at Maturity will be limited to a maximum payment of $1,193.80 for each $1,000 Face Amount of BUyS you hold, regardless of any further appreciation of the Index, which may be significant.

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NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the BUyS, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

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CREDIT OF THE ISSUER — The BUyS are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the BUyS, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the BUyS and in the event Deutsche Bank AG were to default on its obligations, you may not receive the Payment at Maturity owed to you under the terms of the BUyS.

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ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE VALUE OF THE BUYS ON THE SETTLEMENT DATE (AS DETERMINED BY DEUTSCHE BANK AG) WILL BE LESS THAN THE ORIGINAL ISSUE PRICE — While the Payment at Maturity described in this term sheet is based on the full Face Amount of your BUyS, the original Issue Price of the BUyS includes the agent’s commission and the cost of hedging our obligations under the BUyS through one or more of our affiliates.  Our hedging costs include the projected profit that we or our affiliates are expected to realize in consideration for assuming the risks inherent in managing the hedging transactions.  Therefore, the value of the BUyS on the Settlement Date, assuming no changes in market conditions or other relevant factors, will be less than the original Issue Price.  The inclusion of commissions and hedging costs in the original Issue Price will also decrease the price, if any, at which we will be willing to purchase the BUyS after the Settlement Date, and any sale on the secondary market could result in a substantial loss to you. The BUyS are not designed to be short-term trading instruments.  Accordingly, you should be willing and able to hold your BUyS to maturity.

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THE BUYS WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The BUyS will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the BUyS in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the BUyS easily. Because other dealers are not likely to make a secondary market for the BUyS, the price at which you may be able to trade your BUyS is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the BUyS.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUYS — In addition to the level of the Index on any day, the value of the BUyS will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time remaining to maturity of the BUyS;

•	the market price and dividend rate on the component stocks underlying the Index;

•	interest rates and yields in the market generally and in the markets of the component stocks underlying the Index;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the composition of the Index and any changes to the component stocks underlying it;

•	supply and demand for the BUyS; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE BUYS — We or one or more of our affiliates may hedge our exposure from the BUyS by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the BUyS. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the BUyS declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the BUyS. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the BUyS.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE BUYS. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE BUYS ARE LINKED OR THE VALUE OF THE BUYS — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the BUyS, or express opinions or provide recommendations that are inconsistent with purchasing or holding the BUyS. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the BUyS. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the BUyS and the Index to which the BUyS are linked.

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OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE BUYS — We and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent and hedging our obligations under the BUyS. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the BUyS.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE BUYS ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the BUyS, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the BUyS are uncertain, and the IRS or a court might not agree with the treatment of the BUyS as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the BUyS, the tax consequences of ownership and disposition of the BUyS could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the BUyS. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the BUyS, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the BUyS (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The BUyS may be suitable for you if:

•	You seek an investment with a return linked to the performance of the Index;

•	You are willing to invest in the BUyS based on the Participation Rate, the Downside Participation Percentage, the Index Return Cap and the Buffer Level;

•	You are willing to lose up to 100% of your initial investment;

•	You are willing and able to hold the BUyS to maturity;

•	You are willing to accept our credit risk; and

•	You do not seek current income from this investment.

The BUyS may not be suitable for you if:

•	You do not seek an investment with exposure to the Index;

•	You seek an investment with an uncapped upside return;

•	You are unwilling or unable to hold the BUyS to maturity;

•	You seek an investment that is protected against the loss of your initial investment;

•	You are not willing to be exposed to our credit risk;

•	You seek current income from your investments; or

•	You seek an investment for which there will be an active secondary market.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing levels from February 13, 2007 through February 13, 2012.  The closing level of the S&P 500® Index on February 13, 2012 was 1,351.77.  We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Final Level of the Index. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Underwriting Information (Conflicts of Interest)

Deutsche Bank Securities Inc. (“DBSI”), acting as agent for Deutsche Bank AG, will not receive a selling concession in connection with the sale of the BUyS. See “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

DBSI, the agent for this offering, is our affiliate. In accordance with Rule 5121 of the Financial Industry Regulatory Authority Inc. (FINRA), DBSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

Settlement

We expect to deliver the BUyS against payment for the BUyS on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the BUyS more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.